# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: SAGTEC GLOBAL LIMITED, CIK 0002029138
CUSIP: G32212105
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: No 43-2,, Jalan Besar Kepong,, Pekan Kepong, Malaysia (N8), 52100
Date of event which requires filing of this statement: 03/11/2025
Filed by CIK 0002070001
Persons authorized to receive notices and communications: Ng Chen Lok, No 43-2,, Jalan Besar Kepong,, Pekan Kepong, Malaysia (N8), 52100, 603-3310 0089

## Reporting persons
- Ng Chen Lok (CIK 0002070001): type of reporting person: individual (IN); citizenship or place of organization: Malaysia (N8); source of funds: personal funds (PF); sole voting power 8,537,600; shared voting power 0; sole dispositive power 8,537,600; shared dispositive power 0; aggregate amount beneficially owned 8,537,600 (68.03% of the class)
  Comment: (1) Consists of 8,537,600 ordinary shares, no par value of Sagtec Global Limited (the "Issuer") (the "Ordinary Shares") held indirectly by Ng Chen Lok. The aforementioned Ordinary Shares were issued in exchange for capital contributions to the Issuer.
  
  (2) Based on 12,550,000 Ordinary Shares issued and outstanding as of the date hereof.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: SAGTEC GLOBAL LIMITED
Address of issuer's principal executive offices: No 43-2,, Jalan Besar Kepong,, Pekan Kepong, Malaysia (N8), 52100

## Item 2. Identity and Background
Name of person filing: Ng Chen Lok
Residence or business address: No 43-2, Jalan Besar Kepong, Pekan Kepong, 52100 Kuala Lumpur, Malaysia
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer, Chairman of the Board and Director of the Issuer. The address of the Issuer is No 43-2, Jalan Besar Kepong, Pekan Kepong, 52100 Kuala Lumpur, Malaysia.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Malaysia

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: PF; Ng Chen Lok has acquired all of the Ordinary Shares beneficially owned by him in exchange for capital contributions to the Issuer.

## Item 4. Purpose of Transaction
Purpose of transaction: Ng Chen Lok has acquired all of the Ordinary Shares beneficially owned by him in exchange for capital contributions to the Issuer. The Reporting Person serves as Chief Executive Officer, Chairman of the Board and Director of the Issuer and, as a result, may be asked to vote on or discuss matters related to items (a) through (j) of this Item 4 of Schedule 13D with representatives of the Issuer and others. Except as may be set forth herein, the Reporting Person has no current intention, plan or proposal with respect to items (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on the disclosure in this statement and the foregoing, the aggregate number and percentage of Ordinary Shares of the Issuer owned by the Reporting Person is 8,537,600, constituting 68.03% of Ordinary Shares issued and outstanding as of the date hereof.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting and dispositive power over 8,537,600 Ordinary Shares.
Transactions in the class effected during the past sixty days: The Reporting Person has not engaged in any purchases or sales of the Issuer's securities during the 60 days prior to the filing of this Schedule 13D. The shares reported herein were acquired prior to the Issuer's initial public offering, which was closed on March 11, 2025, and no additional shares were acquired in connection with the offering. The filing of this Schedule 13D was triggered by the effectiveness of the Issuer's registration statement and the resulting availability of public information regarding the total outstanding shares, which allowed the Reporting Person to determine that its beneficial ownership exceeded 5%.
Other persons with the right to receive dividends or sale proceeds: None
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Person has no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Except as set forth herein, there are no material agreements, contracts, arrangements, or understandings that require filing as exhibits under this Item 7.

## Signatures
- Ng Chen Lok: /s/ Ng Chen Lok, Ng Chen Lok / Chief Executive Officer, Chairman of the Board and Director of Sagtec Global Limited (07/15/2025)